Term sheet
*To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 163-A-I dated March 13, 2009*

Term Sheet
Product Supplement No. 163-A-I
Registration Statement No. 333-155535
Dated March 13, 2009; Rule 433

JPMORGAN CHASE & CO.

Structured Investments	$ **Alerian MLP Index* ETN due May 24, 2024** ***with payment at maturity or upon early repurchase based on the VWAP Level of the Index**

General

- The notes are designed for investors who seek a return linked to the VWAP Level (as defined below) of the Alerian MLP Index. Investors should be willing to forgo fixed periodic interest payments (except as described below) and, if the VWAP Level of the Index declines or does not increase in an amount at least equal to the percentage of the principal amount represented by the Accrued Tracking Fee, less any Coupon Amounts and/or Adjusted Coupon Amount, as applicable, and the Repurchase Fee Amount, if applicable, be willing to lose some or all of their principal.
- The notes may pay a quarterly coupon, but do not guarantee any return of principal at maturity. The payment at maturity or upon early repurchase is linked to the performance of the VWAP Level of the Alerian MLP Index minus the Accrued Tracking Fee (and, for payment upon early repurchase, the Repurchase Fee Amount), as described below.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing May 24, 2024[†].
- The notes will be sold in minimum denominations equal to the Principal Amount, as described below, and integral multiples thereof.
- The notes are expected to price on or about April 1, 2009 and are expected to settle on or about April 6, 2009.
- An application has been made to list the notes on the NYSE Arca, Inc. (the "NYSE Arca"), under the ticker symbol "AMJ," subject to notice of issuance. No assurance can be given as to the approval of the notes for listing, or if listed, the continued listing for the term of the notes, or the liquidity or trading market for the notes.

Key Terms

Issuer:	JPMorgan Chase & Co.
Index:	The Alerian MLP Index (the "Index").
	The Index measures the composite performance of energy-oriented Master Limited Partnerships, or MLPs, and is calculated and maintained by Standard & Poor's, a division of the McGraw-Hill Companies, Inc. ("S&P"), using a float-adjusted, market capitalization-weighted methodology in consultation with GKD Index Partners, LLC ("GKD" or the "Index Sponsor"), an affiliate of Alerian Capital Management LLC ("Alerian") for application to the MLP asset class. MLPs are limited partnerships primarily engaged in the exploration, marketing, mining, processing, production, refining, storage, or transportation of any mineral or natural resource. We refer to each MLP included in the Index as an "Index Component" and all such MLPs as "Index Components."
Principal Amount:	An amount equal to the Initial VWAP Level divided by ten.
Coupon Amount:	For each note you hold on the applicable Coupon Record Date, you will receive on each Coupon Payment Date an amount in cash equal to the difference between the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date, and the Accrued Tracking Fee, calculated as of the corresponding Coupon Valuation Date (the "Coupon Amount"). To the extent the Reference Distribution Amount on a Coupon Valuation Date is less than the Accrued Tracking Fee on the corresponding Coupon Valuation Date, there will be no coupon payment made on the corresponding Coupon Payment Date, and an amount equal to the difference between the Accrued Tracking Fee and the Reference Distribution Amount (the "Tracking Fee Shortfall") will be included in the Accrued Tracking Fee for the next Coupon Valuation Date. For the avoidance of doubt, this process will be repeated to the extent necessary until the Reference Distribution Amount for a Coupon Valuation Date is greater than the Accrued Tracking Fee for the corresponding Coupon Valuation Date. For the avoidance of doubt, the final Coupon Amount will be included in the Cash Settlement Amount.
	For additional information and key terms related to the Coupon Amount, please see "Key Coupon Payment Terms" on page TS-12 of this term sheet.
Additional Key Terms:	See "Additional Key Terms" below.

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page PS-11 of the accompanying product supplement no. 163-A-I and "Selected Risk Considerations" beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as our agent, will not receive an agent's commission in connection with sales of the notes. JPMSI will be entitled to receive the Accrued Tracking Fee and Adjusted Tracking Fee, if any, to cover the ongoing payments related to the distribution of notes, projected profits for managing our hedge position and a structuring fee for developing the economic terms of the notes. A portion of the Accrued Tracking Fee and Adjusted Tracking Fee, if any, will be used to pay GKD Index Partners, LLC a license fee in connection with our use of the Index. Payments constituting underwriting compensation will not exceed a total of 8% of proceeds. See "Plan of Distribution" beginning on page PS-39 of the accompanying product supplement no. 163-A-I.

*The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

J.P.Morgan

March 13, 2009

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 163-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 163-A-I dated March 13, 2009. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 163-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 163-A-I dated March 13, 2009:

  http://www.sec.gov/Archives/edgar/data/19617/000089109209001126/e34780_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Additional Key Terms

VWAP:	With respect to each Index Component, as of any date of determination, the volume-weighted average price of one share of such Index Component as determined by the VWAP Calculation Agent based on the Primary Exchange for each Index Component. For additional information please see "General Terms of Notes — Market Disruption Events" in the accompanying product supplement no 163-A-I.
Quarterly Tracking Fee:	As of any date of determination, an amount per note equal to the product of 0.2125% (equivalent to 0.85% per annum) *multiplied by* the Current Indicative Value as of the immediately preceding Index Business Day.
Current Indicative Value:	As of any date of determination, an amount per note equal to the product of (i) the Principal Amount and (ii) a fraction, the numerator of which is equal to the VWAP Level as of such date and the denominator of which is equal to the Initial VWAP Level.
Cash Settlement Amount:	For each note, unless earlier repurchased, you will receive at maturity a cash payment equal to (a) the product of (i) the Principal Amount and (ii) the Index Ratio as of the last Index Business Day in the Final Measurement Period *plus* (b) the final Coupon Amount, *minus* (c) the Accrued Tracking Fee as of the last Index Business Day in the Final Measurement Period, *plus* (d) the Stub Reference Distribution Amount as of the last Index Business Day in the Final Measurement Period, if any. We refer to this cash payment as the "Cash Settlement Amount." If the amount calculated above is less than zero, the payment at maturity will be zero.
	You may lose some or all of your investment at maturity. Because the Accrued Tracking Fee (including any Tracking Fee Shortfall) reduces your final payment, the Final VWAP Level, as compared to the Initial VWAP Level, will need to increase in an amount at least equal to the percentage of the principal amount represented by the Accrued Tracking Fee less any Coupon Amounts and any Stub Reference Distribution Amount, in order for you to receive an aggregate amount over the term of the notes equal to at least the principal amount of your notes. If the increase in the Final VWAP Level, as compared to the Initial VWAP Level, is insufficient to offset the negative effect of the Accrued Tracking Fee or if the Final VWAP Level is less than the Initial VWAP Level, you will lose some or all of your investment at maturity.
Index Ratio:	On any Index Business Day: $$\frac{\text{Final VWAP Level}}{\text{Initial VWAP Level}}$$
Initial VWAP Level:	The arithmetic mean of the VWAP Levels measured on each Index Business Day during the period from and including March 30, 2009 to and including the pricing date, which is expected to be on or about April 1, 2009, as calculated by the Note Calculation Agent.
Final VWAP Level:	The arithmetic mean of the VWAP Levels measured on each Index Business Day in the Final Measurement Period or during any applicable Repurchase Measurement Period, as applicable, as calculated by the VWAP Calculation Agent.
VWAP Level:	On any Index Business Day, as calculated by the VWAP Calculation Agent, (1) the sum of the products of (i) the VWAP of each Index Component as of such date and (ii) the published share weighting of that Index Component as of such date, *divided by* (2) the Index Divisor as of such date. You can obtain the VWAP Level on each Index Business Day from the Bloomberg Financial Market page "BSRBVWAP ‹INDEX›‹GO›".
Index Divisor:	As of any date of determination, the divisor used by the Index Calculation Agent to calculate the level of the Index. For more information about the Index Divisor, see "Alerian MLP Index — Computation of the Index" in the accompanying product supplement no. 163-A-I.

Final Measurement Period[†]:	The five Index Business Days from and including the Calculation Date, subject to adjustments.
Calculation Date[†]:	May 15, 2024, unless such day is not an Index Business Day, in which case the Calculation Date will be the next Index Business Day, subject to adjustments.
Maturity Date[†]:	May 24, 2024
Index Calculation Agent:	Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P")
VWAP Calculation Agent:	The JPMorgan Global Index Research Group ("GIRG")
Note Calculation Agent:	J.P. Morgan Securities Inc. ("JPMSI")
Initial Issue Date:	On or about April 6, 2009
Weekly Repurchases:	For information about how much you will receive if you exercise your right to have us repurchase your notes and for a description of the early repurchase mechanics, please see "Key Weekly Repurchase Terms" on page TS-12 of this term sheet.
Reissuances or Reopening issuances:	We may, without your consent, "reopen" or reissue the notes based upon market conditions and VWAP Levels at that time. These further issuances, if any, will be consolidated to form a single series with the notes originally issued and will have the same CUSIP number and will trade interchangeably with the notes immediately upon settlement. See "Reissuances or Reopening Issuances" in this term sheet for more information.
Exchange Listing:	We intend to list the notes on the NYSE Arca, under the ticker symbol "AMJ."
Business Day:	Any day other than a day on which the banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted.
Index Business Day:	Any day on which each Primary Exchange and each Related Exchange are scheduled to be open for trading.
Exchange Business Day:	Any day on which the primary exchange or market for trading of the notes is scheduled to be open for trading.
Primary Exchange:	With respect to each Index Component, the primary exchange or market of trading of such Index Component.
Related Exchange:	With respect to each Index Component, each exchange or quotation system where trading has a material effect (as determined by the Note Calculation Agent) on the overall market for futures or options contracts relating to such Index Component.
CUSIP:	46625H365

[†] Subject to postponement in the event of a Market Disruption Event as described under "General Terms of Notes — Market Disruption Events" in the accompanying product supplement no. 163-A-I.

Alerian MLP Index

The Alerian MLP Index (the "Index") measures the composite performance of energy-oriented Master Limited Partnerships, or MLPs and is calculated and maintained by Standard & Poor's, a division of the McGraw-Hill Companies, Inc. ("S&P"), in consultation with GKD, using a float-adjusted, market capitalization methodology. MLPs are limited partnerships primarily engaged in the exploration, marketing, mining, processing, production, refining, storage, or transportation of any mineral or natural resource.

Although S&P, as calculation agent for the Index, will, calculate and publish the intraday indicative value of the Index every 15 seconds on Bloomberg L.P. under the ticker symbol "AMZ" on each Business Day, your payment on the notes will be determined by reference to the VWAP Levels, which will be calculated by the VWAP Calculation Agent. See "Selected Risk Considerations — The Payment on the Notes Is Linked to the VWAP Levels, and Not to the Closing Levels of the Index" in this term sheet for more information.

Selected Purchase Considerations

- **RETURN LINKED TO THE VWAP LEVEL OF THE INDEX** — The return on the notes is linked to the VWAP Level of the Alerian MLP Index. For additional information about the Index, see information set forth under "Alerian MLP Index" above in this term sheet and in the accompanying product supplement no. 163-A-I. Information regarding the Index Components from time to time is available on Alerian's website at www.alerian.com. The address of the website for Alerian is provided for convenience only. The information on the website is not incorporated by reference into this term sheet and should not be considered part of this term sheet. We make no representation as to the accuracy or completeness of information contained on the website of Alerian.

- **UNCAPPED APPRECIATION POTENTIAL** — The notes provide the opportunity to obtain an uncapped return at maturity linked to the VWAP Level of the Index, subject to the deduction of the Accrued Tracking Fee. The notes are not subject to a predetermined maximum return and, accordingly, any return will be based on the performance of the VWAP Level of the Index and the amount of the Accrued Tracking Fee on the Calculation Date. **Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.**

- **QUARTERLY COUPON PAYMENTS** — For each note you hold, you will receive on each Coupon Payment Date an amount in cash equal to the difference between the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date, and the Accrued Tracking Fee, calculated as of the corresponding Coupon Valuation Date (the "Coupon Amount"). To the extent the Reference Distribution Amount on any Coupon Valuation Date is less than the Accrued Tracking Fee on the corresponding Coupon Valuation Date, there will be no coupon payment made on the corresponding Coupon Payment Date, and an amount equal to the difference between the Accrued Tracking Fee and the Reference Distribution Amount (the "Tracking Fee Shortfall") will be included in the Accrued Tracking Fee for the next Coupon Valuation Date. For the avoidance of doubt, this process will be repeated to the extent necessary until the Reference Distribution Amount for a Coupon Valuation Date is greater than the Accrued Tracking Fee for the corresponding Coupon Valuation Date (which includes the accumulated Tracking Fee Shortfall from all prior quarters), and this process may restart as necessary on a subsequent Coupon Valuation Date. Coupon payments on the notes will be payable quarterly in arrears on the fifteenth Index Business Day following each Coupon Valuation Date, commencing June 8, 2009, provided that the final Coupon Payment Date will be the Maturity Date. For the avoidance of doubt, the final Coupon Amount will be included in the Cash Settlement Amount. For additional information and key terms related to the Coupon Amount, please see "Key Coupon Payment Terms" on page TS-12 of this term sheet.

- **WEEKLY REPURCHASES** — Subject to your compliance with the procedures and the potential postponements and adjustments as described in the accompanying product supplement no. 163-A-I, you may submit a request once a week (generally on or before 11:00 a.m., New York City time, on Thursday), during the term of the notes to have us repurchase your notes, provided that you request that we repurchase a minimum of 50,000 notes. If you request that we repurchase your notes, subject to the notification requirements and the other terms and conditions set forth in the accompanying product supplement no. 163-A-I and this term sheet, for each note you will receive a cash payment on the relevant Repurchase Date equal to (a) the product of (i) the Principal Amount and (ii) the Index Ratio as of the last Index Business Day in the Repurchase Measurement Period plus (b) the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Repurchase Valuation Date if on the last Index Business Day in the Repurchase Measurement Period the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus (c) the Adjusted Coupon Amount, if any, minus (d) the Accrued Tracking Fee as of the last Index Business Day in the Repurchase Measurement Period, plus (e) the Stub Reference Distribution Amount as of the last Index Business Day in the Repurchase Measurement Period, if any, minus (f) the Repurchase Fee Amount.

  For information about how much you will receive if you exercise your right to have us repurchase your notes and for a description of the early repurchase mechanics, please see "Key Weekly Repurchase Terms" on page TS-12 of this term sheet.

- **TAX TREATMENT** —You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 163-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes that, subject to the discussion of the "constructive ownership" rules in the following sentence, generates long-term capital gain or loss if held for more than one year. Any gain on the sale or settlement of the notes may be treated as subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code of 1986, as amended (the "Code"), in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that is in excess of the "net underlying long-term capital gain" (as defined in Code Section 1260) would be treated as ordinary income, and an interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes' term. Although the U.S. federal income tax treatment of Coupon Amounts is uncertain, we and you will agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat Coupon Amounts as ordinary income at the time accrued or received in accordance with your method of accounting for U.S. federal income tax purposes. We expect that Coupon Amounts paid to Non-U.S. Holders will be withheld upon at a rate of 30%, subject to the possible reduction or elimination of that rate under an applicable income tax treaty, unless that income is effectively connected with the conduct of a trade or business in the United States. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the "constructive ownership" regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the notice described above.

  Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

Your investment in the notes will involve significant risks. The notes do not guarantee any return of principal at, or prior to, the Maturity Date. Investing in the notes is not equivalent to investing directly in the Index or any of the Index Components. In addition to your investment in the notes entails other risks not associated with an investment in conventional debt securities. These risks are explained in more detail in the "Rick Factors" section of the accompanying product supplement no. 163-A-I dated March 13, 2009. *You should carefully consider the following discussion of risks before you decide that an investment in the notes is suitable for you.*

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes may not return any of your investment. Because the Accrued Tracking Fee and the Repurchase Fee Amount, if applicable, reduce your final payment, the Final VWAP Level, as compared to the Initial VWAP Level, will need to increase in an amount at least equal to the percentage of the principal amount represented by the Accrued Tracking Fee, less any Coupon Amounts, any Stub Reference Distribution Amount and/or Adjusted Coupon Amount, as applicable, and the Repurchase Fee Amount, if applicable, in order for you to receive an aggregate amount over the term of the notes equal to at least the Principal Amount of your notes. If the increase in the Final VWAP Level, as compared to the Initial VWAP Level, is insufficient to offset the negative effect of the Accrued Tracking Fee, and the Repurchase Fee Amount, if applicable, or if the Final VWAP Level is less than the Initial VWAP Level, you will lose some or all of your investment at maturity or upon early repurchase.

- **CREDIT RISK OF JPMORGAN CHASE & CO. —** The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity or on any other relevant payment dates, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **THE PAYMENT ON THE NOTES IS LINKED TO THE VWAP LEVELS, NOT TO THE CLOSING LEVELS OF THE INDEX AND NOT TO THE PUBLISHED INTRADAY INDICATIVE VALUE OF THE NOTES** — Your payment at maturity or upon early repurchase is linked to the performance of the Final VWAP Level, as compared to the Initial VWAP Level of the Index. Although the VWAP Level is intended to track the performance of the Index, the calculation of the VWAP Level is different from the calculation of the official closing level of the Index. Therefore, your payment at maturity or upon early repurchase of your notes, as applicable, may be different than the payment you would receive if such payment is determined by reference to the official closing level of the Index. Because the VWAP Level will not necessarily correlate with the performance of the Index, the payment at maturity or upon early repurchase, as applicable, will not be the same as investing in a debt security with a payment at maturity or upon early repurchase linked to the performance of the Index. In particular, the actual Index closing level may vary significantly, on a cumulative basis over the term of the notes, from the VWAP Level. For information that reflects the historical performance of the Index and the VWAP Level, please see "Historical Information" in this term sheet.

  In addition, the intraday indicative value of the notes calculated and published by Bloomberg L.P. will be based on the intraday indicative values of the Index instead of the VWAP Levels of the Index. Because the intraday indicative value of the notes may vary significantly from the VWAP Levels and the Final VWAP Level, the payment at maturity or upon early repurchase of your notes may be much different than the payment you would receive if such payment is determined by reference to the intraday indicative value of the notes.

- **STANDARD & POOR'S MAY, IN ITS SOLE DISCRETION, DISCONTINUE THE PUBLIC DISCLOSURE OF THE INTRADAY INDICATIVE VALUE OF THE INDEX** — An application has been made to list the notes on the NYSE Arca. S&P is not under any obligation to continue to calculate the intraday indicative value of the Index or required to calculate similar levels for any successor index. If S&P discontinues such public disclosure, we may not be able to provide the intraday indicative values related to the Index required to maintain any listing of the notes on NYSE Arca. If the notes are not approved for listing, or if they are approved and later become delisted, the liquidity of the market for the notes may be materially and adversely affected and you may sustain significant losses if you sell your notes in the secondary market.

- **A TRADING MARKET MAY NOT DEVELOP**— Although an application has been made to list the notes on the NYSE Arca, subject to notice of issuance, no assurance can be given as to the approval of the notes for the listing or, if listed, the continued listing for the term of the notes, or the liquidity or trading market for the notes. Even if the notes are listed, there can be no assurance that a secondary market for the notes will develop. We are not required to maintain any listing of the notes on the NYSE Arca or any other exchange.

- **EVEN IF THE FINAL VWAP LEVEL IS GREATER THAN THE INITIAL VWAP LEVEL, YOU MAY RECEIVE LESS THAN THE PRINCIPAL AMOUNT OF YOUR NOTES DUE TO THE ACCRUED TRACKING FEE AND THE REPURCHASE FEE AMOUNT**— If any distributions that a Reference Holder would be entitled to receive from the Index Components are not sufficient to cover the Quarterly Tracking Fee (equivalent to 0.85% per annum x the applicable Current Indicative Value), the amount of the Accrued Tracking Fee (including the Tracking Fee Shortfall or the Adjusted Tracking Fee Shortfall, as applicable) will reduce the payment, if any, you will receive at maturity or upon early repurchase. In addition, if you request that we repurchase your notes prior to maturity, you will be charged a Repurchase Fee Amount equal to 0.125% of the applicable Cash Settlement Amount. If the Final VWAP Level, as compared to the Initial VWAP Level, decreases or even if the Final VWAP Level, as compared to the Initial VWAP Level, increases, but does not increase sufficiently during the relevant period to offset the negative effect of any Accrued Tracking Fee and/or any applicable Repurchase Fee Amount, you will receive less than the principal amount of your investment at maturity or upon early repurchase of your notes.

- **YOU ARE NOT GUARANTEED A COUPON PAYMENT** — You will not receive a coupon payment on a Coupon Payment Date if the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date, is less than the Accrued Tracking Fee, calculated as of the corresponding Coupon Valuation Date. The resulting Tracking Fee Shortfall, which is the difference between the Accrued Tracking Fee and the Reference Distribution Amount, will be included in the Accrued Tracking Fee for the next Coupon Valuation Date. For the avoidance of doubt, this process will be repeated to the extent necessary until the Reference Distribution Amount for a Coupon Valuation Date is greater than the Accrued Tracking Fee for the corresponding Coupon Valuation Date (which includes the accumulated Tracking Fee Shortfall for all prior quarters), and this process may restart as necessary on a subsequent Coupon Valuation Date. The Tracking Fee Shortfall as of the final Coupon Valuation Date, if any, will be included in the calculation of the Accrued Tracking Fee as of the last Index Business Day in the Final Measurement Period. Similarly, you will not receive a coupon payment on a Repurchase Date if the Adjusted Reference Distribution Amount, calculated as of the Repurchase Valuation Date, is less than the Adjusted Tracking Fee, calculated as of the Repurchase Valuation Date. The resulting Adjusted Tracking Fee Shortfall, which is the difference between the Adjusted Tracking Fee and the Adjusted Reference Distribution Amount, will be included in the calculation of the Accrued Tracking Fee as of the last Index Business Day in the Repurchase Measurement Period.

- **ENERGY MLP MARKET RISKS MAY AFFECT THE TRADING VALUE OF THE NOTES AND THE AMOUNT YOU WILL RECEIVE AT MATURITY** — We expect that the Index and the VWAP Level will fluctuate in accordance with changes in the financial condition of the Index Components and certain other factors. The financial condition of the Index Components may become impaired or the general condition of the energy MLP market may deteriorate, either of which may cause a decrease in the level of the Index or the VWAP Level and thus in the value of the notes. Securities are susceptible to general market fluctuations and to volatile increases and decreases in value, as market confidence in and perceptions regarding the Index Components change. Investor perceptions of the Index Components are based on various and unpredictable factors, including expectations regarding government, economic, monetary, tax and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic, and banking crises. The level of the Index and the VWAP Level are expected to fluctuate until the Maturity Date.

- **JPMSI AND ITS AFFILIATES MAY HAVE PUBLISHED RESEARCH, EXPRESSED OPINIONS OR PROVIDED RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE MARKET VALUE OF THE NOTES** — JPMSI and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. JPMSI and its affiliates may have published research or other opinions that call into question the investment view implicit in an investment in the notes. Any research, opinions or recommendations expressed by JPMSI or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes, the Index and the Index Components to which the notes are linked.

- **THE INDEX COMPONENTS ARE CONCENTRATED IN THE ENERGY INDUSTRY** — As of the date of this term sheet, most of the Index Components represent MLPs that have been issued by companies whose primary lines of business are directly associated with the energy industry including the oil and gas sector. In addition, many of the MLPs included in the Index are smaller, non-diversified businesses that are exposed to the risks associated with such businesses, including the lack of capital funding to sustain or grow businesses and potential competition from larger, better financed and more diversified businesses. In addition the MLPs in the energy industry are significantly affected by a number of factors including:
    - worldwide and domestic supplies of, and demand for, crude oil, natural gas, natural gas liquids, hydrocarbon products and refined products;
    - changes in tax or other laws affecting master limited partnerships generally;
    - regulatory changes affecting pipeline fees and other regulatory fees in the energy sector;
    - changes in the relative prices of competing energy products;
    - the impact of environmental laws and regulations and technological changes affecting the cost of producing and processing, and the demand for, energy products;
    - decreased supply of hydrocarbon products available to be processed due to fewer discoveries of new hydrocarbon reserves, short- or long-term supply disruptions or otherwise;
    - risks of regulatory actions and/or litigation, including as a result of leaks, explosions or other accidents relating to energy products;
    - uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or further acts of terrorism in the United States, or elsewhere; and
    - general economic and geopolitical conditions in the United States and worldwide

  These or other factors or the absence of such factors could cause a downturn in the energy industry generally or regionally and could cause the value of some or all of the Index Components to decline during the term of the notes.

- **THE FINAL VWAP LEVEL MAY BE LESS THAN THE VWAP LEVEL ON THE MATURITY DATE, ON A REPURCHASE DATE OR AT OTHER TIMES DURING THE TERM OF THE NOTES** — The VWAP Level on the Maturity Date, a Repurchase Date or at other times during the term of the notes, including dates near the Final Measurement Period or the relevant Repurchase Measurement Period, as applicable, could be higher than the Final VWAP Level, because the Final VWAP Level is calculated based on the VWAP Levels measured on each Index Business Day in the Final Measurement Period or the relevant Repurchase Measurement Period, as applicable. This difference could be particularly large if there is a significant increase in the VWAP Level after the Final Measurement Period or the relevant Repurchase Measurement Period, as applicable, if there is a significant decrease in the VWAP Level around the Final Measurement Period or the relevant Repurchase Measurement Period, as applicable, or if there is significant volatility in the VWAP Levels during the term of the notes.

- **THE INDEX HAS A LIMITED HISTORY AND MAY PERFORM IN UNEXPECTED WAYS** — The Index began publishing on June 1, 2006 and, therefore, has a limited history. S&P has calculated the returns that hypothetically might have been generated had the Index been created in the past, but those calculations are subject to many limitations. Unlike historical performance, such calculations do not reflect actual trading, liquidity constraints, fees, and other costs. In addition, the models used to calculate these hypothetical returns are based on certain data, assumptions and estimates. Different models or models using different data, assumptions or estimates might result in materially different hypothetical performance. In addition, the VWAP Level is different from the official hypothetical or historical index closing levels published by S&P. Regardless of the hypothetical and historical performance of the Index, the Final VWAP Level could decline below the Initial VWAP Level and you could lose some or all of your principal.

- **THERE ARE RESTRICTIONS ON THE MINIMUM NUMBER OF NOTES YOU MAY REQUEST THAT WE REPURCHASE AND THE DATES ON WHICH YOU MAY EXERCISE YOUR RIGHT TO HAVE US REPURCHASE YOUR NOTES** — If you elect to exercise your right to have us repurchase your notes, you must request that we repurchase at least 50,000 notes on any Repurchase Date. If you own fewer than 50,000 notes, you will not be able to have us repurchase your notes. Your request that we repurchase your notes is only valid if we receive your Repurchase Notice by no later than 11:00 a.m., New York City time, on the Business Day immediately preceding the applicable Repurchase Valuation Date during the term of the notes and a completed and signed Repurchase Confirmation by 4:00 p.m., New York City time, that same day. If we do not receive such notice and confirmation, your repurchase request will not be effective and we will not repurchase your notes on the corresponding Repurchase Date.

  The weekly repurchase feature is intended to induce arbitrageurs to counteract any trading of the notes at a premium or discount to their indicative value. There can be no assurance that arbitrageurs will employ the repurchase feature in this manner.

  Because of the timing requirements of the Repurchase Notice and the Repurchase Confirmation, settlement of the repurchase will be prolonged when compared to a sale and settlement in the secondary market. As your request that we repurchase your notes is irrevocable, this will subject you to market risk in the event the market fluctuates after we receive your request. Furthermore, our obligation to repurchase the notes prior to maturity may be postponed upon the occurrence of a Market Disruption Event.

- **NO DISTRIBUTIONS OR VOTING RIGHTS** — As a holder of the notes, you will not have voting rights or rights to receive cash distributions or other rights that holders of the MLP interests composing the Index would have.

- **YOU WILL NOT KNOW THE REPURCHASE AMOUNT AT THE TIME YOU ELECT TO REQUEST THAT WE REPURCHASE YOUR NOTES** — You will not know the Repurchase Amount you will receive at the time you elect to request that we repurchase your notes. Your notice to us to repurchase your notes is irrevocable and must be received by us no later than 11:00 a.m., New York City time, on the Business Day immediately preceding the applicable Repurchase Valuation Date (generally Thursday) and a completed and signed confirmation of such repurchase must be received by us no later than 4:00 p.m., New York City time, on the same date. The Repurchase Valuation Date is the last Business Day of each week which is also the first Index Business Day following the date on which such notice and confirmation are received by us. You will not know the Repurchase Amount until after the expiration of the Repurchase Measurement Period, which is the five Index Business Days from and including the Repurchase Valuation Date, and we will pay you the Repurchase Amount, if any, on the Repurchase Date, which is the third Business Day following the last Index Business Day in the Repurchase Measurement Period. As a result, you will be exposed to market risk in the event the market fluctuates after we confirm the validity of your notice of election to exercise your rights to have us repurchase your notes, and prior to the relevant Repurchase Date.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Note Calculation Agent, VWAP Calculation Agent and hedging our obligations under the notes. In performing these duties, the economic interests of the Note Calculation Agent, the VWAP Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **THE PRICE AT WHICH YOU WILL BE ABLE TO SELL YOUR NOTES ON THE SECONDARY MARKET PRIOR TO MATURITY WILL DEPEND ON A NUMBER OF FACTORS, AND MAY BE SUBSTANTIALLY LESS THAN THE AMOUNT YOU ORIGINALLY INVESTED** — The market value of your notes may fluctuate between the date you purchase them and the relevant Final Measurement Period. You may also sustain a significant loss if you sell your notes in the secondary market. Several factors, many of which are beyond our control, may influence the market value of the notes. We expect that, generally, the VWAP Level and the level of the Index on any day will affect the value of the notes more than any other single factor. The value of the notes may be affected by a number of other factors that may either offset or magnify each other, including:

  - the market price and expected distributions on the Index Components;

  - interest and yield rates in the market generally;

  - the amount of the Accrued Tracking Fee as of a particular determination date;

  - the Index Components and changes to those Index Components over time;

  - a variety of economic, financial , political, regulatory or judicial events; and

  - our credit worthiness, including actual or anticipated downgrades in our credit ratings.

- **THE LIQUIDITY OF THE MARKET FOR THE NOTES MAY VARY MATERIALLY OVER TIME** — As stated in the "Supplemental Plan of Distribution" in this term sheet, we intend to sell a portion of the notes on the Initial Issue Date, and additional notes will be offered and sold from time to time through JPMSI acting as our agent. Certain affiliates of JPMSI may engage in limited purchase and resale transactions in the notes, although they are not required to do so. Also, the number of notes outstanding or held by persons other than our affiliates could be reduced at any time due to early repurchase of the notes. We may, in our sole discretion, retire the repurchased notes or resell them to other investors. Accordingly, the liquidity of the market for the notes could vary materially over the term of the notes. In addition, any election by holders to request that we repurchase the notes will be subject to the restrictive conditions and procedures described in the accompanying product supplement no. 163-A-I, including the condition that you may request repurchase of at least 50,000 notes at any one time and that you may only exercise your right to require us to repurchase the notes once per week.

Hypothetical Coupon Amount Calculation

The following table illustrates the hypothetical Coupon Amount payable on each quarterly Coupon Payment Date over a hypothetical period of five quarters. The hypothetical Coupon Amount set forth below are for illustrative purposes only and may not be the actual Coupon Amount payable to a purchaser of the notes on any Coupon Payment Date. The actual Coupon Amount payable on any Coupon Payment Date will be determined by reference to the Reference Distribution Amount calculated as of the corresponding Coupon Valuation Date and the Accrued Tracking Fee (including any Tracking Fee Shortfall) calculated as of the corresponding Coupon Valuation Date and may be substantially different from any amounts set forth below. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Quarter	Current Indicative Value	Reference Distribution Amount as of the applicable Coupon Valuation Date	Accrued Tracking Fee (**excluding** Tracking Fee Shortfall accrued from Previous Quarter) as of the applicable Coupon Valuation Date*	Accrued Tracking Fee (**including** Tracking Fee Shortfall accrued from Previous Quarter) as of the applicable Coupon Valuation Date*	Coupon Amount	Tracking Fee Shortfall for the Following Quarter
Quarter 1	$21.00	$0.420	$0.0446	$0.0446	$0.3754	$0.0000
Quarter 2	$23.15	$0.012	$0.0492	$0.0492	$0.0000	$0.0376
Quarter 3	$25.75	$0.500	$0.0547	$0.0923	$0.4077	$0.0000
Quarter 4	$19.00	$0.285	$0.0404	$0.0404	$0.2446	$0.0000
Quarter 5	$17.00	$0.000	$0.0361	$0.0361	$0.0000	$0.0361

* Assuming that the total number of calendar days in each quarter is 90.

For additional information and key terms related to the Coupon Amount, please see "Key Coupon Payment Terms" on page TS-12 of this term sheet.

Hypothetical Payment at Maturity or upon Early Repurchase

The following examples illustrate how the notes would perform at maturity or upon early repurchase in hypothetical circumstances. We have included examples in which the VWAP Level increases at a constant rate of 1% per quarter through maturity (Example 1), as well as examples in which the VWAP Level decreases at a constant rate of 1% per quarter through maturity (Example 2). In addition, Example 3 shows the VWAP Level increasing by 1% per quarter for the first 8 quarters and then decreasing by 1% per quarter for the next 7 quarters, whereas Example 4 shows the reverse scenario of the VWAP Level decreasing by 1% per quarter for the first 8 quarters, and then increasing by 1% per quarter for the next 7 quarters. For ease of analysis and presentation, **the following examples assume that the term of the notes is 15 quarters, no Coupon Amount was paid during the term of the notes, the Reference Distribution Amount for each applicable period is zero, no Stub Reference Distribution Amount will be paid at maturity or upon early repurchase and no Adjusted Coupon Amount will be paid upon early repurchase.** These examples highlight the impact of the Accrued Tracking Fee on the payment at maturity or upon early repurchase under different circumstances. Because the Accrued Tracking Fee takes into account the VWAP Level performance, the absolute level of the Accrued Tracking Fee is dependent on the path taken by the VWAP Level to arrive at its ending level. The figures in these examples have been rounded for convenience. The Cash Settlement Amount figures for quarter 15 are as of the hypothetical Calculation Date, and given the indicated assumptions, a holder will receive payment at maturity or upon early repurchase in the indicated amount, according to the indicated formula.

Example 1

Assumptions:

Tracking Fee Percentage	0.2125% per quarter (equivalent to 0.85% per annum)
Repurchase Fee	0.125%
Repurchase Fee Amount	0.125% x the applicable Cash Settlement Amount
Principal	$18
Initial VWAP Level:	180.00

Quarter End	VWAP Level	Current Indicative Value	Quarterly Tracking Fee for the Applicable Quarter	Accrued Tracking Fee*	Cash Settlement Amount	Repurchase Amount
A	B	C	D	E	F	G
		Principal x (B/Initial VWAP Level)	C x Tracking Fee Percentage	Cumulative total of D**	C - E	F- Repurchase Fee Amount
1	181.80	$18.180	$0.0386	$0.039	$18.14	$18.12
2	183.62	$18.362	$0.0390	$0.078	$18.28	$18.26
3	185.45	$18.545	$0.0394	$0.117	$18.43	$18.41
4	187.31	$18.731	$0.0398	$0.157	$18.57	$18.55
5	189.18	$18.918	$0.0402	$0.197	$18.72	$18.70
6	191.07	$19.107	$0.0406	$0.238	$18.87	$18.85
7	192.98	$19.298	$0.0410	$0.279	$19.02	$19.00
8	194.91	$19.491	$0.0414	$0.320	$19.17	$19.15
9	196.86	$19.686	$0.0418	$0.362	$19.32	$19.30
10	198.83	$19.883	$0.0423	$0.404	$19.48	$19.45
11	200.82	$20.082	$0.0427	$0.447	$19.64	$19.61
12	202.83	$20.283	$0.0431	$0.490	$19.79	$19.77
13	204.86	$20.486	$0.0435	$0.533	$19.95	$19.93
14	206.91	$20.691	$0.0440	$0.577	$20.11	$20.09
15	208.97	$20.897	$0.0444	$0.622	$20.28	$20.25

* Assuming that the total number of calendar days in each quarter is 90.

** Because the Reference Distribution Amount for each quarter is zero, for each quarter the Tracking Fee Shortfall is increased by the Quarterly Tracking Fee for that quarter, and the Accrued Tracking Fee for each quarter is the sum of the Quarterly Tracking Fee for that quarter plus the Tracking Fee Shortfall as of the previous quarter (i.e. the sum of the Quarterly Tracking Fees for all previous quarters).

Cumulative VWAP Return	16.09%
Quarterly VWAP Return	1.00%
Quarterly Return on ETN	0.798%

You may receive Coupon Amounts during the term of the notes, a Stub Reference Distribution Amount at maturity or upon early repurchase, or an Adjusted Coupon Amount upon early repurchase. The hypothetical returns displayed above do not reflect any Coupon Amounts you may be entitled to receive during the term of the notes, any Stub Reference Distribution Amount you may be entitled to receive at maturity or upon early repurchase, or any Adjusted Coupon Amount you may be entitled to receive upon early repurchase. If any Coupon Amounts were paid during the term of the notes, any Stub Reference Distribution Amount was paid upon maturity or upon early repurchase, or any Adjusted Coupon Amount were payable upon early repurchase, the hypothetical Cash Settlement Amounts or Repurchase Amounts displayed above would have been higher (as a portion of the Accrued Tracking Fee would have been deducted in calculating the Coupon Amounts or Adjusted Coupon Amount and/or the Cash Settlement Amounts or Repurchase Amounts would have been increased by the Stub Reference Distribution Amount).

*We cannot predict the actual VWAP Level on any Index Business Day or the market value of your notes, nor can we predict the relationship between the VWAP Level and the market value of your notes at any time prior to the stated Maturity Date. The actual amount that a holder of the notes will receive at maturity or upon early repurchase, as the case may be, and the rate of return on the notes will depend on the actual Final VWAP Level and the Accrued Tracking Fee and, in the case of early repurchase, the Repurchase Fee Amount, and whether any Coupon Amount was paid during the term of the notes, any Stub Reference Distribution Amount is payable at maturity or upon early repurchase or any Adjusted Coupon Amount is payable upon early repurchase. Moreover, the assumptions on which the hypothetical returns are based, **including the assumption that the term of the notes is only 15 quarters,** are purely for illustrative purposes. Consequently, the amount, in cash, to be paid in respect of your notes, if any, on the stated Maturity Date or the relevant Repurchase Date ,as applicable, may be very different from the information reflected in the tables above.*

Example 2

Assumptions:

Tracking Fee Percentage	0.2125% per quarter (equivalent to 0.85% per annum)
Repurchase Fee	0.125%
Repurchase Fee Amount	0.125% x the applicable Cash Settlement Amount
Principal	$18
Initial VWAP Level:	180.00

Quarter End	VWAP Level	Current Indicative Value	Quarterly Tracking Fee for the Applicable Year	Accrued Tracking Fee *	Cash Settlement Amount	Repurchase Amount (Excluding Coupon Amount)
A	B	C	D	E	F	G
		Principal x (B/Initial VWAP Level)	C x Tracking Fee Percentage	Cumulative total of D**	C-E	F- Repurchase Fee Amount
1	178.20	$17.820	$0.0379	$0.038	$17.78	$17.76
2	176.42	$17.642	$0.0375	$0.075	$17.57	$17.54
3	174.65	$17.465	$0.0371	$0.112	$17.35	$17.33
4	172.91	$17.291	$0.0367	$0.149	$17.14	$17.12
5	171.18	$17.118	$0.0364	$0.186	$16.93	$16.91
6	169.47	$16.947	$0.0360	$0.222	$16.73	$16.70
7	167.77	$16.777	$0.0357	$0.257	$16.52	$16.50
8	166.09	$16.609	$0.0353	$0.293	$16.32	$16.30
9	164.43	$16.443	$0.0349	$0.327	$16.12	$16.10
10	162.79	$16.279	$0.0346	$0.362	$15.92	$15.90
11	161.16	$16.116	$0.0342	$0.396	$15.72	$15.70
12	159.55	$15.955	$0.0339	$0.430	$15.52	$15.51
13	157.95	$15.795	$0.0336	$0.464	$15.33	$15.31
14	156.37	$15.637	$0.0332	$0.497	$15.14	$15.12
15	154.81	$15.481	$0.0329	$0.530	$14.95	$14.93

* Assuming that the total number of calendar days in each quarter is 90.
** Because the Reference Distribution Amount for each quarter is zero, for each quarter the Tracking Fee Shortfall is increased by the Quarterly Tracking Fee for that quarter, and the Accrued Tracking Fee for each quarter is the sum of the Quarterly Tracking Fee for that quarter plus the Tracking Fee Shortfall as of the previous quarter (i.e. the sum of the Quarterly Tracking Fees for all previous quarters).

Cumulative VWAP Return	-13.99%
Quarterly VWAP Return	1.00%
Quarterly Return on ETN	- 1.23%

You may receive Coupon Amounts during the term of the notes, a Stub Reference Distribution Amount at maturity or upon early repurchase, or an Adjusted Coupon Amount upon early repurchase. The hypothetical returns displayed above do not reflect any Coupon Amounts you may be entitled to receive during the term of the notes, any Stub Reference Distribution Amount you may be entitled to receive at maturity or upon early repurchase, or any Adjusted Coupon Amount you may be entitled to receive upon early repurchase. If any Coupon Amounts were paid during the term of the notes, any Stub Reference Distribution Amount was paid upon maturity or upon early repurchase, or any Adjusted Coupon Amount were payable upon early repurchase, the hypothetical Cash Settlement Amounts or Repurchase Amounts displayed above would have been higher (as a portion of the Accrued Tracking Fee would have been deducted in calculating the Coupon Amounts or Adjusted Coupon Amount and/or the Cash Settlement Amounts or Repurchase Amounts would have been increased by the Stub Reference Distribution Amount).

---

*We cannot predict the actual VWAP Level on any Index Business Day or the market value of your notes, nor can we predict the relationship between the VWAP Level and the market value of your notes at any time prior to the stated Maturity Date. The actual amount that a holder of the notes will receive at maturity or upon early repurchase, as the case may be, and the rate of return on the notes will depend on the actual Final VWAP Level and the Accrued Tracking Fee and, in the case of early repurchase, the Repurchase Fee Amount, and whether any Coupon Amount was paid during the term of the notes, any Stub Reference Distribution Amount is payable at maturity or upon early repurchase or any Adjusted Coupon Amount is payable upon early repurchase. Moreover, the assumptions on which the hypothetical returns are based, **including the assumption that the term of the notes is only 15 quarters,** are purely for illustrative purposes. Consequently, the amount, in cash, to be paid in respect of your notes, if any, on the stated Maturity Date or the relevant Repurchase Date ,as applicable, may be very different from the information reflected in the tables above.*

Example 3

Assumptions:

Tracking Fee Percentage	0.2125% per quarter (equivalent to 0.85% per annum)
Repurchase Fee	0.125%
Repurchase Fee Amount	0.125% x the applicable Cash Settlement Amount
Principal	$18
Initial VWAP Level:	180.00

Quarter End	VWAP Level	Current Indicative Value	Quarterly Tracking Fee for the Applicable Quarter	Accrued Tracking Fee*	Cash Settlement Amount	Repurchase Amount
A	B	C	D	E	F	G
		Principal x (B/Initial VWAP Level)	C x Tracking Fee Percentage	Cumulative total of D**	C - E	F- Repurchase Fee Amount
1	181.80	$18.180	$0.0386	$0.039	$18.14	$18.12
2	183.62	$18.362	$0.0390	$0.078	$18.28	$18.26
3	185.45	$18.545	$0.0394	$0.117	$18.43	$18.41
4	187.31	$18.731	$0.0398	$0.157	$18.57	$18.55
5	189.18	$18.918	$0.0402	$0.197	$18.72	$18.70
6	191.07	$19.107	$0.0406	$0.238	$18.87	$18.85
7	192.98	$19.298	$0.0410	$0.279	$19.02	$19.00
8	194.91	$19.491	$0.0414	$0.320	$19.17	$19.15
9	192.97	$19.297	$0.0410	$0.361	$18.94	$18.91
10	191.04	$19.104	$0.0406	$0.402	$18.70	$18.68
11	189.13	$18.913	$0.0402	$0.442	$18.47	$18.45
12	187.23	$18.723	$0.0398	$0.482	$18.24	$18.22
13	185.36	$18.536	$0.0394	$0.521	$18.02	$17.99
14	183.51	$18.351	$0.0390	$0.560	$17.79	$17.77
15	181.67	$18.167	$0.0386	$0.599	$17.57	$17.55

* Assuming that the total number of calendar days in each quarter is 90.

** Because the Reference Distribution Amount for each quarter is zero, for each quarter the Tracking Fee Shortfall is increased by the Quarterly Tracking Fee for that quarter, and the Accrued Tracking Fee for each quarter is the sum of the Quarterly Tracking Fee for that quarter plus the Tracking Fee Shortfall as of the previous quarter (i.e. the sum of the Quarterly Tracking Fees for all previous quarters).

Cumulative VWAP Return	0.93%
Quarterly VWAP Return	0.062%
Quarterly Return on ETN	-0.16%

You may receive Coupon Amounts during the term of the notes, a Stub Reference Distribution Amount at maturity or upon early repurchase, or an Adjusted Coupon Amount upon early repurchase. The hypothetical returns displayed above do not reflect any Coupon Amounts you may be entitled to receive during the term of the notes, any Stub Reference Distribution Amount you may be entitled to receive at maturity or upon early repurchase, or any Adjusted Coupon Amount you may be entitled to receive upon early repurchase. If any Coupon Amounts were paid during the term of the notes, any Stub Reference Distribution Amount was paid upon maturity or upon early repurchase, or any Adjusted Coupon Amount were payable upon early repurchase, the hypothetical Cash Settlement Amounts or Repurchase Amounts displayed above would have been higher (as a portion of the Accrued Tracking Fee would have been deducted in calculating the Coupon Amounts or Adjusted Coupon Amount and/or the Cash Settlement Amounts or Repurchase Amounts would have been increased by the Stub Reference Distribution Amount).

---

*We cannot predict the actual VWAP Level on any Index Business Day or the market value of your notes, nor can we predict the relationship between the VWAP Level and the market value of your notes at any time prior to the stated Maturity Date. The actual amount that a holder of the notes will receive at maturity or upon early repurchase, as the case may be, and the rate of return on the notes will depend on the actual Final VWAP Level and the Accrued Tracking Fee and, in the case of early repurchase, the Repurchase Fee Amount, and whether any Coupon Amount was paid during the term of the notes, any Stub Reference Distribution Amount is payable at maturity or upon early repurchase or any Adjusted Coupon Amount is payable upon early repurchase. Moreover, the assumptions on which the hypothetical returns are based, **including the assumption that the term of the notes is only 15 quarters,** are purely for illustrative purposes. Consequently, the amount, in cash, to be paid in respect of your notes, if any, on the stated Maturity Date or the relevant Repurchase Date ,as applicable, may be very different from the information reflected in the tables above.*

Example 4

Assumptions:

Tracking Fee Percentage	0.2125% per quarter (equivalent to 0.85% per annum)
Repurchase Fee	0.125%
Repurchase Fee Amount	0.125% x the applicable Cash Settlement Amount
Principal	$18
Initial VWAP Level:	180.00

Quarter End	VWAP Level	Current Indicative Value	Quarterly Tracking Fee for the Applicable Quarter	Accrued Tracking Fee*	Cash Settlement Amount	Repurchase Amount
A	B	C	D	E	F	G
		Principal x (B/Initial VWAP Level)	C x Tracking Fee Percentage	Cumulative total of D**	C - E	F- Repurchase Fee Amount
1	178.20	$17.820	$0.0379	$0.038	$17.78	$17.76
2	176.42	$17.642	$0.0375	$0.075	$17.57	$17.54
3	174.65	$17.465	$0.0371	$0.112	$17.35	$17.33
4	172.91	$17.291	$0.0367	$0.149	$17.14	$17.12
5	171.18	$17.118	$0.0364	$0.186	$16.93	$16.91
6	169.47	$16.947	$0.0360	$0.222	$16.73	$16.70
7	167.77	$16.777	$0.0357	$0.257	$16.52	$16.50
8	166.09	$16.609	$0.0353	$0.293	$16.32	$16.30
9	167.75	$16.775	$0.0356	$0.328	$16.45	$16.43
10	169.43	$16.943	$0.0360	$0.364	$16.58	$16.56
11	171.13	$17.113	$0.0364	$0.401	$16.71	$16.69
12	172.84	$17.284	$0.0367	$0.437	$16.85	$16.83
13	174.57	$17.457	$0.0371	$0.474	$16.98	$16.96
14	176.31	$17.631	$0.0375	$0.512	$17.12	$17.10
15	178.08	$17.808	$0.0378	$0.550	$17.26	$17.24

* Assuming that the total number of calendar days in each quarter is 90.

** Because the Reference Distribution Amount for each quarter is zero, for each quarter the Tracking Fee Shortfall is increased by the Quarterly Tracking Fee for that quarter, and the Accrued Tracking Fee for each quarter is the sum of the Quarterly Tracking Fee for that quarter plus the Tracking Fee Shortfall as of the previous quarter (i.e. the sum of the Quarterly Tracking Fees for all previous quarters).

Cumulative VWAP Return	-1.07%
Quarterly VWAP Return	-0.072%
Quarterly Return on ETN	-0.28%

You may receive Coupon Amounts during the term of the notes, a Stub Reference Distribution Amount at maturity or upon early repurchase, or an Adjusted Coupon Amount upon early repurchase. The hypothetical returns displayed above do not reflect any Coupon Amounts you may be entitled to receive during the term of the notes, any Stub Reference Distribution Amount you may be entitled to receive at maturity or upon early repurchase, or any Adjusted Coupon Amount you may be entitled to receive upon early repurchase. If any Coupon Amounts were paid during the term of the notes, any Stub Reference Distribution Amount was paid upon maturity or upon early repurchase, or any Adjusted Coupon Amount were payable upon early repurchase, the hypothetical Cash Settlement Amounts or Repurchase Amounts displayed above would have been higher (as a portion of the Accrued Tracking Fee would have been deducted in calculating the Coupon Amounts or Adjusted Coupon Amount and/or the Cash Settlement Amounts or Repurchase Amounts would have been increased by the Stub Reference Distribution Amount).

We cannot predict the actual VWAP Level on any Index Business Day or the market value of your notes, nor can we predict the relationship between the VWAP Level and the market value of your notes at any time prior to the stated Maturity Date. The actual amount that a holder of the notes will receive at maturity or upon early repurchase, as the case may be, and the rate of return on the notes will depend on the actual Final VWAP Level and the Accrued Tracking Fee and, in the case of early repurchase, the Repurchase Fee Amount, and whether any Coupon Amount was paid during the term of the notes, any Stub Reference Distribution Amount is payable at maturity or upon early repurchase or any Adjusted Coupon Amount is payable upon early repurchase. Moreover, the assumptions on which the hypothetical returns are based, **including the assumption that the term of the notes is only 15 quarters,** *are purely for illustrative purposes. Consequently, the amount, in cash, to be paid in respect of your notes, if any, on the stated Maturity Date or the relevant Repurchase Date ,as applicable, may be very different from the information reflected in the tables above.*

The hypothetical examples above are provided for purposes of information only. The hypothetical examples are not indicative of the future performance of the VWAP Level on any Index Business Day, the Final VWAP Level, or what the value of your notes may be. Fluctuations in the hypothetical examples may be greater or less than fluctuations experienced by the holders of the notes. The performance data shown above is for illustrative purposes only and does not represent the actual future performance of the notes.

Key Coupon Payment Terms

Coupon Payment Date:	The 15th Index Business Day following each Coupon Valuation Date, commencing June 8, 2009, *provided* that the final Coupon Payment Date will be the Maturity Date.
Coupon Record Date:	The ninth Index Business Day following each Coupon Valuation Date.
Coupon Ex-Date:	With respect to a Coupon Amount, the first Exchange Business Day on which the notes trade without the right to receive such Coupon Amount. Under current NYSE Arca practice, the Coupon Ex-Date will generally be the second Exchange Business Day prior to the applicable Coupon Record Date.
Coupon Valuation Date:	The 15th of February, May, August and November of each calendar year during the term of the notes or if such date is not an Index Business Day, then the first Index Business Day following such date, beginning on May 15, 2009, *provided* that the final Coupon Valuation Date will be the Calculation Date.
Reference Distribution Amount:	(i) As of the first Coupon Valuation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Components held by such Reference Holder on the "record date" with respect to any Index Component, for those cash distributions whose "ex-dividend date" occurs during the period from and including the Initial Issue Date to and excluding the first Coupon Valuation Date; and (ii) as of any other Coupon Valuation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Components held by such Reference Holder on the "record date" with respect to any Index Component, for those cash distributions whose "ex-dividend date" occurs during the period from and including the immediately preceding Coupon Valuation Date to and excluding such Coupon Valuation Date.
	Notwithstanding the foregoing, with respect to cash distributions for an Index Component which is scheduled to be paid prior to the applicable Coupon Ex-Date, *if, and only if,* the issuer of such Index Component fails to pay the distribution to holders of such Index Component by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Reference Distribution Amount.
Reference Holder:	As of any date of determination, a hypothetical holder of a number of shares of each Index Component equal to (i) the published share weighting of that Index Component as of that date, *divided by* (ii) the product of (a) the Index Divisor as of that date, and (b) ten.
Accrued Tracking Fee:	(1) With respect to the first Coupon Valuation Date, an amount equal to the product of (a) the Quarterly Tracking Fee as of the first Coupon Valuation Date and (b) a fraction, the numerator of which is the total number of calendar days from and excluding the Initial Issue Date to and including the first Coupon Valuation Date, and the denominator of which is 90; (2) with respect to any Coupon Valuation Date other than the first and last Coupon Valuation Dates, an amount equal to the Quarterly Tracking Fee as of such Coupon Valuation Date *plus* the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date, if any; (3) with respect to the last Coupon Valuation Date, an amount equal to (a) the product of (i) the Quarterly Tracking Fee as of such Coupon Valuation Date and (ii) a fraction, the numerator of which is the total number of calendar days from and excluding the immediately preceding Coupon Valuation Date to and including such Coupon Valuation Date, and the denominator of which is 90, *plus* (b) the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date, if any; (4) The Accrued Tracking Fee as of the last Index Business Day in the Final Measurement Period is an amount equal to (a) the product of (i) the Quarterly Tracking Fee calculated as of the last Index Business Day in the Final Measurement Period and (ii) a fraction, the numerator of which is the total number of calendar days from and excluding the Calculation Date to and including the last Index Business Day in the Final Measurement Period, and the denominator of which is 90, plus (b) the Tracking Fee Shortfall as of the last Coupon Valuation Date, if any; (5) The Accrued Tracking Fee as of the last Index Business Day in a Repurchase Measurement Period is an amount equal to (a) the product of (i) the Quarterly Tracking Fee calculated as of the last Index Business Day in such Repurchase Measurement Period, and (ii) a fraction, the numerator of which is the total number of calendar days from and excluding the Repurchase Valuation Date to and including the last Index Business Day in such Repurchase Measurement Period, and the denominator of which is 90, plus (b) the Adjusted Tracking Fee Shortfall, if any.

Key Weekly Repurchase Terms

Repurchase Amount:	Subject to your compliance with the procedures described under "Description of Notes — Early Repurchase at the Option of the Holders" in the accompanying product supplement no. 163-A-I, upon early repurchase, you will receive per note a cash payment on the relevant Repurchase Date equal to (a) the product of (i) the Principal Amount and (ii) the Index Ratio as of the last Index Business Day in the Repurchase Measurement Period plus (b) the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Repurchase Valuation Date if on the last Index Business Day in the Repurchase Measurement Period the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus (c) the Adjusted Coupon Amount, if any, minus (d) the Accrued Tracking Fee as of the last Index Business Day in the Repurchase Measurement Period, plus (e) the Stub Reference Distribution Amount as of the last Index Business Day in the Repurchase Measurement Period, if any, minus (f) the Repurchase Fee Amount. We refer to this cash payment as the "Repurchase Amount." If the amount calculated above is less than zero, the payment upon early repurchase will be zero.
	You may lose some or all of your investment upon early repurchase. Because the Accrued Tracking Fee (including any Adjusted Tracking Fee Shortfall) and the Repurchase Fee Amount reduce your final payment, the Final VWAP Level, as compared to the Initial VWAP Level, will need to increase in an amount at least equal to the percentage of the principal amount represented by the Repurchase Fee Amount and the Accrued Tracking Fee, less any Coupon Amounts, any Stub Reference Distribution Amount and/or any Adjusted Coupon Amount, in order for you to receive an aggregate amount over the term of the notes equal to at least the principal amount of your notes. If the increase in the Final VWAP Level, as compared to the Initial VWAP Level, is insufficient to offset such a negative effect or if the Final VWAP Level is less than the Initial VWAP Level, you will lose some or all of your investment upon early repurchase.
Early Repurchase Mechanics:	In order to request that we repurchase your notes on any Business Day during the term of the notes, you must deliver a Repurchase Notice to us via email at ETN_Repurchase@jpmorgan.com by no later than 11:00 a.m., New York City time, on the Business Day immediately preceding the applicable Repurchase Valuation Date and follow the procedures described under "Description of Notes — Early Repurchase at the Option of the Holders" in the accompanying product supplement no. 163-A-I. If you fail to comply with these procedures, your notice will be deemed ineffective.
Repurchase Valuation Date†:	The last Business Day of each week, generally Friday. This day is also the first Index Business Day following the date that a Repurchase Notice and Repurchase Confirmation, each as described under "Description of Notes — Early Repurchase at the Option of the Holders — Repurchase Requirements" in the accompanying product supplement no. 163-A-I, are delivered. Any applicable Repurchase Valuation Date is subject to adjustments as described under "General Terms of Notes — Market Disruption Events" in the accompanying product supplement no. 163-A-I.
Repurchase Date†:	The third Business Day following the last Index Business Day in any applicable Repurchase Measurement Period.
Repurchase Measurement Period†:	The five Index Business Days from and including any applicable Repurchase Valuation Date, subject to adjustments.
Repurchase Fee:	0.125%
Repurchase Fee Amount:	As of any applicable Repurchase Date, an amount per note in cash equal to the product of (i) the Repurchase Fee and (ii) the applicable Cash Settlement Amount as of such Repurchase Date.
Adjusted Coupon Amount:	With respect to any applicable Repurchase Valuation Date, a coupon payment, if any, in an amount in cash equal to the difference between the Adjusted Reference Distribution Amount, calculated as of the applicable Repurchase Valuation Date, and the Adjusted Tracking Fee, calculated as of such Repurchase Valuation Date.

Adjusted Reference Distribution Amount:	As of any applicable Repurchase Valuation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Components held by such Reference Holder on the "record date" with respect to any Index Component, for cash distributions with the applicable "ex-dividend date" occurring during the period from and excluding the immediately preceding Coupon Valuation Date (or if the Repurchase Valuation Date occurs prior to the first Coupon Valuation Date, the period from and excluding the Initial Issue Date) to and including the applicable Repurchase Valuation Date.
Adjusted Tracking Fee:	As of any applicable Repurchase Valuation Date, an amount equal to (a) the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date *plus* (b) the product of (i) the Quarterly Tracking Fee as of such Repurchase Valuation Date and (ii) a fraction, the numerator of which is the total number of calendar days from and excluding the immediately preceding Coupon Valuation Date (or if the Repurchase Valuation Date occurs prior to the first Coupon Valuation Date, the period from and excluding the Initial Issue Date) to and including such Repurchase Valuation Date, and the denominator of which is 90.
Adjusted Tracking Fee Shortfall:	To the extent that the Adjusted Reference Distribution Amount, calculated on any applicable Repurchase Valuation Date, is less than the Adjusted Tracking Fee, calculated on the applicable Repurchase Valuation Date, the difference between the Adjusted Tracking Fee and the Adjusted Reference Distribution Amount.
Repurchase Notice:	The form of repurchase notice attached hereto as Annex A.
Repurchase Confirmation:	The form of repurchase confirmation attached hereto as Annex B.
Stub Reference Distribution Amount:	As of the last Index Business Day in the Final Measurement Period or Repurchase Measurement Period, as applicable, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Components held by such Reference Holder on the "record date" with respect to any Index Component, for those cash distributions whose "ex-dividend date" occurs during the period from and excluding the first Index Business Day in the Final Measurement Period or Repurchase Measurement Period, as applicable, to and including the last Index Business Day in the Final Measurement Period or Repurchase Measurement Period, as applicable, *provided*, that for the purpose of calculating the Stub Reference Distribution Amount, the Reference Holder will be deemed to hold 4/5 ths, 3/5 ths, 2/5 ths and 1/5 th of the shares of each Index Component it would otherwise hold on the second, third, fourth and fifth Index Business Day, respectively, in such Final Measurement Period or Repurchase Measurement Period, as applicable.

Hypothetical Historical Information

The following graph sets forth the hypothetical historical back-tested performance of the VWAP Level based on the hypothetical back-tested daily VWAP Levels from January 2, 2004 through December 19, 2008 provided by GKD and from December 22, 2008 through March 12, 2009 provided by JPMSI.

The payments on the notes are determined by reference to the VWAP Level, and not to the closing level of the Index. The VWAP Level on March 12, 2009 was 182.61. We obtained the VWAP Levels below from GKD and JPMSI. We make no representation or warranty as to the accuracy or completeness of the information obtained from GKD and JPMSI.

The hypothetical historical VWAP Levels should not be taken as an indication of future performance, and no assurance can be given as to the VWAP Level on any Index Business Day. We cannot give you assurance that the performance of the VWAP Level will result in the return of any of your initial investment. The data for the hypothetical back-tested performance of the VWAP Levels set forth in the following graph was calculated on materially the same basis on which the VWAP Levels and performance of the Index are now calculated.



The hypothetical historical values above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. No representation is made that any investment in the notes will or is likely to achieve returns similar to those shown. Alternative modeling techniques or assumptions might produce significantly different results and prove to be more appropriate. Past hypothetical back-tested results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis.

The hypothetical historical performance date set forth above represents a simulation of past performance, which is no guarantee of future results.

Supplemental Plan of Distribution

After April 1, 2009 additional notes will be offered and sold from time to time through JPMSI, acting as our agent, to investors and to dealers acting as principals for resale to investors. We will receive proceeds equal to 100% of the offering price of the notes sold after April 1, 2009. We may deliver notes against payment therefor on a date that is greater than three business days following the date of sale of any notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes that are to be issued more than three business days prior to the related issue date will be required to specify alternative settlement arrangements to prevent failed settlement.

Reissuances or Reopening Issuances

We may, at our sole discretion, "reopen" or reissue the notes based on market conditions and VWAP Levels at that time. These further issuances, if any, will be consolidated to form a single class with the originally issued notes and will have the same CUSIP number and will trade interchangeably with the notes immediately upon settlement. The price of any additional offering will be determined at the time of pricing of that offering. For more information on such additional offerings, see "General Terms of Notes — Reissuances or Reopening Issuances" in the accompanying product supplement no. 163-A-I.

FORM OF REPURCHASE NOTICE

To: ETN_Repurchase@jpmorgan.com

Subject: Alerian MLP Index ETN

The undersigned hereby irrevocably elects to exercise the right to have you repurchase certain notes described in product supplement no. 163-A-I, dated March 13, 2009.

CUSIP No.: 46625H365

Name of holder:

Number of notes to be repurchased: [at least 50,000]

Relevant Repurchase Valuation Date: _____, 20_*

Contact Name:

Telephone #:

Fax #:

Email:

Acknowledgement: I acknowledge that the notes specified above will not be repurchased unless all of the requirements specified in the product supplement relating to the notes are satisfied.

Questions regarding the repurchase requirements of your notes should be directed to ETN_Repurchase@jpmorgan.com.

*Subject to adjustment as described in the product supplement no. 163-A-I.

FORM OF REPURCHASE CONFIRMATION

Dated:
JPMorgan Chase & Co.

J.P. Morgan Securities Inc., as Note Calculation Agent

Fax: 917-456-3471

Dear Sirs:

The undersigned holder of JPMorgan Chase & Co.'s $_____ Medium-Term Notes, Series E, Alerian MLP Index ETN, CUSIP No. 46625H365, subject to repurchase for a cash amount based on the VWAP Level of the Index (the "notes") hereby irrevocably elects to exercise, on the Repurchase Date of _____, 20__* with respect to the number of the notes indicated below, as of the date hereof, the right to have you repurchase the notes as described in the product supplement no. 163-A-I relating to the notes (the "Supplement"). Terms not defined herein have the meanings given to such terms in the Supplement.

The undersigned certifies to you that it will (i) instruct its DTC custodian with respect to the notes (specified below) to book a delivery versus payment trade on the relevant Repurchase Valuation Date with respect to the number of notes specified below at a price per note equal to the applicable Repurchase Amount, facing J.P. Morgan Securities, Inc. DTC 060 and (ii) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 am. New York City time, on the Repurchase Date.

* Subject to adjustment as described in the Supplement.

Very truly yours,
[NAME OF HOLDER]

Name:
Title:
Telephone:
Fax:
Email:

Number of Notes surrendered for Repurchase: [at least 50,000]

DTC # (and any relevant sub-account):

Contact Name:
Telephone:

[Note to Holder: You must request that we repurchase at least 50,000 notes at one time in order to exercise your right to have us repurchase your notes on any Repurchase Date.]